VIA EDGAR

December 20, 2017

Ms. Stephanie Sullivan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.

RE:        Santander Consumer USA Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Filed August 2, 2017
Response Dated October 27, 2017
File No. 001-36270

Staff Comment Letter Dated December 14, 2017
Request for Extension x

Dear Ms. Sullivan:

As discussed during a teleconference with Stephanie Sullivan of your office on December 19, 2017, Santander Consumer USA Holdings Inc. hereby respectfully confirms that it will provide a response to the referenced Staff Comment Letter dated December 14, 2017 on or before January 12, 2018.  Please do not hesitate to contact me at (214) 540-2072 if you have any questions.

Very truly yours,

 /s/ Grace Martindell
Grace Martindell
Chief Accounting Officer
Santander Consumer USA Holdings Inc.

cc:     Juan Carlos Alvarez de Soto,
Chief Financial Officer,
Santander Consumer USA Holdings Inc.

Scott Powell
Chief Executive Officer
Santander Consumer USA Holdings Inc.

Christopher Pfirrman
Chief Legal Officer
Santander Consumer USA Holdings Inc.